February 7, 1996


THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 902(G) OF
REGULATION S-T


Securities and Exchange Commission
OFIS Filer Support,
SEC Operations Center
6432 General Green Way
Alexandria, Virginia  22312-2413

Re:  Filing:             Schedule 13-G
     Name of Issuer:     Arnold Industries, Inc.  [CUSIP number 042595108]
     Reporting Person:   Daniel R. Efroymson; Real Silk Investments, Inc.;
                         Moriah Fund, Inc.


Gentlemen:

We are enclosing one copy of our Schedule 13-G for the period ending December 31, 1995.

Please date stamp the enclosed reply card and return to us.


Cordially,




Lorretta A. Cox, Secretary
Real Silk Investments, Inc.







                                                     OMB APPROVAL
                                            OMB NUMBER: 3235-0145
                                         EXPIRES: AUGUST 31, 1991
                                         ESTIMATED AVERAGE BURDEN
                                       HOURS PER RESPONSE   14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. __17___)

             ___               ARNOLD INDUSTRIES, INC.___________
                               (Name of Issuer)


            ____________________COMMON STOCK ____________________
                        (Title of Class of Securities)

            ______________________042595108_____________________
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















CUSIP No.042595108              13G        Page _2__of_4__ Pages



1

NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moriah Fund, Inc.
     D. R. Efroymson
     Real Silk Investments, Inc.



2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             (a)___

                             (b)_X_



3

SEC USE ONLY




4

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A


NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH
5
SOLE VOTING POWER

Moriah Fund, Inc.            979,400
D. R. Efroymson               36,130
Real Silk Investments, Inc.  600,000







NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH
6
SHARED VOTING POWER

D. R. Efroymson              134,376





NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH
7
SOLE DISPOSITIVE POWER

Moriah Fund, Inc.              979,400
D. R. Efroymson                 36,130
Real Silk Investments, Inc.    600,000



NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH
8
SHARED DISPOSITIVE POWER

D.R. Efroymson                 134,376





9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,749,906




10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*








11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.6%



12

TYPE OF REPORTING PERSON*

Moriah Fund, Inc.              CO
D.R. Efroymson                 IN
Real Silk Investments, Inc.    CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!





                                 Schedule 13-G

                               Amendment No. 17

ITEM  4.  Ownership:

                (a)   Amount beneficially owned

                           1,749,906

                (b)   Percent of Class

                            6.6%

                (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:


                      Daniel R. Efroymson             36,130
                      Moriah Fund, Inc.              979,400
                      Real Silk Investments, Inc.    600,000


            (ii)      Shared power to vote or to direct the vote:


            Daniel R. Efroymson           134,376


            (iii)     Sole power to dispose or direct the disposition of:

            Daniel R. Efroymson             36,130
            Moriah Fund, Inc.              979,400
            Real Silk Investments, Inc.    600,000


            (iv) Shared power to dispose or to direct the disposition of:


            Daniel R. Efroymson           134,376





                                  Page 3 of 4























       One member of the group, NBD Bancorp, Inc., has assumed responsibility for filing its Schedule 13G. Therefore, the holdings of NBD Bank, N. A. are not included in this report.

       Many of the shares are held in accounts of which more than one member of the group has beneficial ownership. These shares are reported as beneficially owned by each such reporting person under the "shared" categories resulting in the total shares reported in those categories exceeding the actual number of shares involved.



SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_____________
Date

Daniel R. Efroymson

Moriah Fund, Inc.

Real Silk Investments, Inc.



By

__________________________
Daniel R. Efroymson

President, Real Silk Investments, Inc.

Vice President, Moriah Fund, Inc.








                                Page 4 of 4